UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

    Empresas ICA, S.A. de C.V.   1

(Name of Issuer)

     Ordinary Shares of Common Stock and American Depositary Shares (“ADSs”)

(Title of Class of Securities)

    292448206   2

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

_________________________

[1]	Translation of Issuer’s Name: The ICA Corporation.

2           No CUSIP number exists for ordinary shares of common stock, which are not traded in the United States. The CUSIP number 292448206 is only for the ADSs representing ordinary shares of common stock.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Banco Nacional de Mexico, S.A., as Trustee of trust No. 11,971-5 created April 8, 1992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF	5	SOLE VOTING POWER 10,758,733 ordinary shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 10,758,733] ordinary shares
WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,758,733 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%
12	TYPE OF REPORTING PERSON* EP

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Banco Nacional de Mexico, S.A., as Trustee of trust No. 11,972-3 created April 10, 1992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF	5	SOLE VOTING POWER 8,585,022 ordinary shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 8,585,022 ordinary shares
WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,585,022 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%
12	TYPE OF REPORTING PERSON* 00

3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HSBC México, S. A., as Trustee of trust No. 64904 created March 15, 1985
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF	5	SOLE VOTING POWER 300,443 ordinary shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 300,443 ordinary shares
WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,443 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* EP

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accuvest S.A., as Trustee of the Foreign Employee Trust, settlement No. 025, created April 15, 1992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	5	SOLE VOTING POWER 8,715 ADSs (representing 104,584 ordinary shares)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 8,715 ADSs (representing 104,594 ordinary shares)
WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,715 ADSs (representing 104,594 ordinary shares)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0 % of the ordinary shares
12	TYPE OF REPORTING PERSON* EP

Item 1.

(a) Name of Issuer:

Empresas ICA, S.A.B. de C.V. (the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

Mineria No. 145

Edificio Central

11800 Mexico, D.F.

Mexico

Item 2.

(a) Names of Persons Filing:

(1)	Banco Nacional de Mexico, S.A. as Trustee of trust No.11,971-5 created April 8, 1992.
(2)	Banco Nacional de Mexico, S.A. as Trustee of trust No.11,972-3 created April 10, 1992.
(3)	HSBC Mexico, S.A., as Trustee of trust No. 64909 created March 15, 1985
(4)	Accuvest S.A. as Trustee of the Foreign Employee Trust, settlement No.025, created April 15, 1992.

(b) Addresses of Persons Filing:

(1)	Banco Nacional de Mexico, S.A.

Bosques de Duraznos No. 75 PH

Col. Bosques de las Lomas

Mexico, D.F. 11700

(2)	Banco Nacional de Mexico, S.A.

Bosques de Duraznos No. 75 PH

Col. Bosques de las Lomas

Mexico, D.F. 11700

(3)	HSBC México, S. A.

Paseo de la Reforma No. 156, Piso 10

Col. Juarez

Mexico, D.F. 06600

(4)	Accuvest S.A.

C/O: William D. Wright

3100 Oak Road

Suite 210

Walnut Creek, CA 94596

(c) Citizenship:

(1)	Mexico
(2)	Mexico
(3)	Mexico
(4)	Switzerland

(d) Title of Class of Securities:

(1)	Ordinary shares, without par value
(2)	Ordinary shares, without par value
(3)	Ordinary shares, without par value
(4)	American depositary shares, each ADS representing twelve ordinary participation certificates, each ordinary participation certificate representing a financial interest in one ordinary share

(e) CUSIP Number:

(1)	Not applicable
(2)	Not applicable
(3)	Not applicable
(4)	292448206

Item 3.

Not Applicable.

If this statement is filed pursuant to Rule 13d-1(c), check this box [	]

Item 4.	Ownership

(a) Amount Beneficially Owned:

(1)	See item 9 on page 2 of the cover page.
(2)	See item 9 on page 3 of the cover page.
(3)	See item 9 on page 4 of the cover page.
(4)	See item 9 on page 5 of the cover page.

(b) Percent of Class:

(1)	See item 11 on page 2 of the cover page.
(2)	See item 11 on page 3 of the cover page.
(3)	See item 11 on page 4 of the cover page.
(4)	See item 11 on page 5 of the cover page.

(c) Number of shares as to which such person has:

(i)	sole power to vote or direct the vote:
(1)	See item 5 on page 2 of the cover page.*
(2)	See item 5 on page 3 of the cover page.
(3)	See item 5 on page 4 of the cover page.*
(4)	See item 5 on page 5 of the cover page.*
(ii)	shared power to vote or direct the vote:
(1)	Not applicable.*
(2)	Not applicable.
(3)	Not applicable.*
(4)	Not applicable.*

_________________________

*             Voting power and dispositive power may be considered shared since such powers are vested in technical committees composed of members of the Company’s board of directors.

(iii)	sole power to dispose or direct the disposition of:
(1)	See item 7 on page 2 of the cover page.*
(2)	See item 7 on page 3 of the cover page.**
(3)	See item 7 on page 4 of the cover page.*
(4)	See item 7 on page 5 of the cover page.*
(iv)	shared power to dispose or direct the disposition of:
(1)	Not applicable.*
(2)	Not applicable.**
(3)	Not applicable.*
(4)	Not applicable.*
Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

_________________________

*             Voting power and dispositive power may be considered shared since such powers are vested in technical committees composed of members of the Company’s board of directors.

**            Dispositive power may be considered shared since the exercise of such power requires the unanimous consent of all members of a technical committee, a minority of whose members are appointed by the Company’s board of directors.

*

Item 8.	Identification and Classification of Member of the Group.

                    Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO NACIONAL DE MEXICO, S.A.

as Trustee of Trust No.11,971-5

February 14, 2007

By:  /s/             Gabriel Uribe Corona

Name: Gabriel Uribe Corona

Title:	Delegado Fiduciario

By:  /s/ Marcela E. Arrieta Barraza

Name: Marcela E. Arrieta Barraza
Title:	Delegado Fiduciario

BANCO NACIONAL DE MEXICO, S.A.

as Trustee of Trust No.11,972-3

February 14, 2007

By:  /s/             Gabriel Uribe Corona

Name: Gabriel Uribe Corona
Title:	Delegado Fiduciario

By:  /s/ Marcela E. Arrieta Barraza          ]

Name: Marcela E. Arrieta Barraza
Title:	Delegado Fiduciario

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HSBC MÉXICO, S. A.,

as Trustee of trust No. 64904

February 14, 2007

By:  /s/ Yanet Peregrina Montiel

Name: Yanet Peregrina Montiel
Title:	Apoderada Especial Fiduciaria

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Accuvest S.A.

as Trustee of the Foreign Employee Trust, Settlement No.025

February __, 2007

By:

Name: Robert Jensen
Title:	Director

By:

Name: William D Wright
Title:	Trust Delegate